Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                                    Direct Dial: 202-239-3346                              E-mail: david.baum@alston.com

July 30, 2019

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 438 to the Trust’s Registration Statement on Form N-1A – Longboard Managed Futures Strategy Fund and Longboard Alternative Growth Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, Longboard Managed Futures Strategy Fund and Longboard Alternative Growth Fund, accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 438 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 438”). Post-Effective Amendment No. 438 is being filed for the purpose adding disclosure regarding Intermediary-Specific Sales Charge Waivers and Discounts for each Fund. Most of that disclosure is reflected in a newly added Appendix A to the Prospectus. There have been no other material changes to the Funds’ disclosure and operations. Substantially all of the disclosure in each Prospectus and Statement of Additional Information has been reviewed by the staff of the U.S. Securities and Exchange Commission in prior filings by the Funds. Consequently, on behalf of the Funds, we hereby request that Post-Effective Amendment No. 438 be given limited review by the Staff.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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